Host Marriott Corporation

6903 Rockledge Drive

Suite 1500

Bethesda, Maryland 20817

February 27, 2006

VIA FACSIMILE

(202) 772-9210

The Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Owen J. Pinkerton

Re:	Host Marriott Corporation
Amendment No. 3 to
Registration Statement on Form S-4
File No. 333-130249

Dear Mr. Pinkerton:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Host Marriott Corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 2:00 p.m. on March 1, 2006, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

February 27, 2006

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

HOST MARRIOTT CORPORATION, a Maryland Corporation

By:	/s/ Larry K. Harvey
Name: Title:	Larry K. Harvey Senior Vice President and Corporate Controller